Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary		State of Incorporation
1.	ComTel Technology Inc.	Colorado
2.	Great Southwestern Construction, Inc.	Colorado
3.	The L.E. Myers Co.	Delaware
4.	Myers International, Inc.	Delaware
5.	MYR Transmission Services, Inc.	Delaware
6.	MYRpower, Inc.	Delaware
7.	Harlan Electric Company	Michigan
8.	Sturgeon Electric Company, Inc.	Michigan
9.	Hawkeye Construction, Inc.	Oregon